MUSCLEPHARM CORPORATION
4721 IRONTON STREET, BUILDING A
DENVER, CO 90839

September 26, 2011

Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MusclePharm Corporation
Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-176771

Dear Mr. Riedler,

By letter dated September 19, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MusclePharm Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, originally filed on September 9, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment.  For your convenience, the comment is listed below, followed by the Company’s response.

1.      We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010 filed April 1, 2011.  We will not be in a position to accelerate the effectiveness of your registration statement until all comments on this filing are resolved.

RESPONSE:  The Company has amended its Annual Report on Form 10-K for the year ended December 31, 2010, originally filed on April 1, 2011 (the “Form 10-K”), in order to resolve the Staff’s comments to such Form 10-K.  To the extent applicable, the Company has amended the Registration Statement in light of the Staff’s comments to the Form 10-K.

Further, the Company acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Brad J. Pyatt
Brad J. Pyatt
Chief Executive Officer